July 20, 2023
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Perry Hindin, Special Counsel
Re:     Johnson & Johnson
Draft Registration Statement Submitted Confidentially on June 23, 2023
Dear Mr. Hindin:
This letter sets forth the response of Johnson & Johnson, a New Jersey corporation, to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 10, 2023, relating to the exchange offer (the “Exchange Offer”) proposed to be commenced by Johnson & Johnson, as described in the draft registration statement on Form S-4 submitted confidentially to the SEC on June 23, 2023 (“Draft Registration Statement”), to exchange shares of common stock, par value $0.01 per share (“Kenvue common stock”), of Kenvue Inc., a Delaware corporation (“Kenvue”), for outstanding shares of common stock, par value $1.00 per share, of Johnson & Johnson (“J&J common stock”). Specifically, the following reflects Johnson & Johnson’s views regarding the pricing mechanism to be used in the Exchange Offer (the “Pricing Mechanism”), in light of Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
A.Background
Johnson & Johnson is a corporation incorporated in New Jersey, and its common stock is listed and traded on the New York Stock Exchange. Kenvue is a corporation incorporated in Delaware and listed and traded on the New York Stock Exchange. Kenvue completed its initial public offering (“IPO”) on May 8, 2023. Johnson & Johnson currently beneficially owns approximately 89.6% of the outstanding shares of Kenvue common stock.

The terms of the Exchange Offer are more fully described below and in the prospectus which forms a part of the registration statement on Form S-4 to be filed by Kenvue to register the Kenvue common stock being offered in the Exchange Offer. In addition, Johnson & Johnson will file a Schedule TO, which will incorporate by reference the prospectus.
Johnson & Johnson is adopting the pricing mechanism described below for the Exchange Offer. As with similar exchange offers of this type, the Exchange Offer does not set forth a fixed exchange ratio at the outset of the Exchange Offer. Instead, the Exchange Offer price is expressed as a ratio of shares of Kenvue common stock for each $100.00 of J&J common stock tendered pursuant to the Exchange Offer (subject to the upper limit on the exchange ratio described in the prospectus). Consistent with similar exchange offers, the Exchange Offer price will be determined by reference to the simple arithmetic average of the daily weighted average daily price of each stock over a three-day averaging period that will end on and include the second trading day preceding the expiration of the exchange offer. This will allow investors two full trading days to consider the final exchange ratio and decide to tender or withdraw. Consistent with similar exchange offers, Johnson & Johnson shareholders participating in the Exchange Offer will receive a maximum number of shares of Kenvue common stock for each share of J&J common stock accepted for exchange, which limit will be established using the closing price for J&J common stock on the last trading day prior to the commencement of the Exchange Offer and a discount to the closing price for Kenvue common stock on such date (referred to as the “upper limit”).
There have been a number of prior transactions that have used substantially the same pricing mechanism. These transactions generally fall into two categories. First, similar to the Exchange Offer, where a parent is conducting an exchange offer whereby the parent is offering holders of parent common stock an opportunity to exchange all or a portion of their parent common stock for shares in its majority-owned and publicly traded subsidiary (i.e., Splitco).1 In most cases, these exchange offers are preceded by an IPO of the subsidiary’s common stock (an “IPO-Split”). Second, in connection with a Reverse Morris Trust transaction where the seller distributes the “Spinco” shares via a split-off instead of a spinoff (an “RMT-Split”). Although these are two different types of transactions, precedent transactions of each type have frequently used substantially similar pricing mechanisms. The main distinguishing factors in an IPO-Split, as compared to an RMT-Split, is that in an IPO-Split there is not a third-party acquiror that is a counterparty to the transaction and there is already a trading market for the Splitco shares.
The Exchange Offer adopts substantially the same pricing mechanism as the one used by (i) CBS Corporation (“CBS”) in its exchange offer (the “CBS-Entercom Exchange Offer”) with respect to the common stock of CBS Radio Inc. as part of a Reverse Morris Trust transaction involving Entercom Communications Corp. (the “CBS-Entercom Pricing Mechanism”), (ii) Procter & Gamble Company (“Procter & Gamble”) in its exchange offer (the “Procter & Gamble-Coty Exchange Offer”) with respect to the shares of Galleria Co. as part of a Reverse Morris Trust transaction involving Coty Inc. (the “Procter & Gamble-Coty Pricing Mechanism”), (iii) Lockheed Martin Corporation (“Lockheed”) in its exchange offer (the “Lockheed Exchange Offer”) with respect to the shares of Abacus Innovations Corporation as part of a Reverse Morris
1 The following are examples of such exchange offers: the Danaher Exchange Offer (as later defined), Lilly Exchange Offer (as later defined), Baxter Exchange Offer (as later defined and which involved a spin of 80% followed by a split of 20%), GE Exchange Offer (as later defined), CBS-Outdoor Exchange Offer (as later defined), Pfizer Exchange Offer (as later defined), BMS Exchange Offer (as later defined), Halliburton Exchange Offer (as later defined) and McDonald’s Exchange Offer (as later defined).

Trust transaction involving Leidos Holdings, Inc. (the “Lockheed Pricing Mechanism”), (iv) Baxter International Inc. (“Baxter”) in its exchange offer (the “Baxter Exchange Offer”) with respect to the common stock of Baxalta Incorporated (the “Baxter Pricing Mechanism”), (v) General Electric Company (“GE”) in its exchange offer (the “GE Exchange Offer”) with respect to the common stock of Synchrony Financial (the “GE Pricing Mechanism”), (vi) Bristol-Myers Squibb Company (“BMS”) in its exchange offer (the “BMS Exchange Offer”) with respect to the common stock of Mead Johnson Nutrition Company (the “BMS Pricing Mechanism”) and (vii) Procter & Gamble in its exchange offer (the “Procter & Gamble-Smucker Exchange Offer”) with respect to the shares of The Folgers Coffee Company as part of a Reverse Morris Trust transaction involving The J.M. Smucker Company (the “Procter & Gamble-Smucker Pricing Mechanism”), all of which employed “Day 18” pricing mechanisms.2 In addition, the proposed pricing mechanism for the Exchange Offer adopts substantially the same pricing mechanism as the one used by (i) Danaher Corporation (“Danaher”) in its exchange offer (the “Danaher Exchange Offer”) with respect to the common stock of Envista Holdings Corporation (the “Danaher Pricing Mechanism”) and (ii) Eli Lilly and Company (“Lilly”) in its exchange offer (the “Lilly Exchange Offer”) with respect to the common stock of Elanco Animal Health Incorporated (the “Lilly Pricing Mechanism”), each of which employed “Day 18” pricing mechanisms, which were in the IPO-Split context, and occurred after the CBS-Entercom no-action letter was published.3 The proposed pricing mechanism for the Exchange Offer also adopts substantially the same pricing mechanism as the one used by (i) 3M Company (“3M”) in its exchange offer (the “3M Exchange Offer”) with respect to the common stock of Garden SpinCo as part of a Reverse Morris Trust transaction involving Neogen Corporation (the “3M Pricing Mechanism”), (ii) DuPont de Nemours, Inc. (“DuPont”) in its exchange offer (the “DuPont Exchange Offer”) with respect to the common stock of Nutrition & Biosciences, Inc. as part of a Reverse Morris Trust transaction involving International Flavors & Fragrances Inc. (“DuPont Pricing Mechanism”), (iii) Ecolab Inc. (“Ecolab”) in its exchange offer (the “Ecolab Exchange Offer”) with respect to the common stock of ChampionX Holding Inc. as part of a Reverse Morris Trust transaction involving Apergy Corporation (“Ecolab Pricing Mechanism”) and (iv) Fortive Corporation (“Fortive”) in its exchange offer (the “Fortive Exchange Offer”) with respect to the common stock of Stevens Holding Company, Inc. as part of a Reverse Morris Trust transaction involving Altra Industrial Motion Corp. (the “Fortive Pricing Mechanism”), each of which employed “Day 18” pricing mechanisms, which were in the RMT-Split context, and occurred after the CBS-Entercom no-action letter was published.4
The proposed pricing mechanism for the Exchange Offer is also similar to the one used by (i) The Dow Chemical Company (“TDCC”) in its exchange offer (the “TDCC Exchange Offer”) with respect to the common stock of Blue Cube Spinco Inc. as part of a Reverse Morris Trust transaction involving Olin Corporation (the “TDCC Pricing Mechanism”), (ii) Weyerhaeuser
2 See CBS Corporation (avail. Sept. 26, 2017); Procter & Gamble (avail. Sept. 1, 2016); Lockheed Martin Corporation (avail. Jul. 11, 2016); Baxter International Inc. (avail. Apr. 21, 2016); General Electric Company (avail. Oct. 19, 2015); Bristol-Myers Squibb Company (avail. Nov. 16, 2009); and Procter & Gamble (avail. Oct. 8, 2008).
3 See Envista Holdings Corporation, Final Prospectus, Form 424(b)(3) (Dec. 9, 2019) and Elanco Animal Health Incorporated, Final Prospectus, Form 424(b)(3) (Mar. 5, 2019). We note that neither of these transactions requested no-action relief from the Staff.
4 See Neogen Corporation, Final Prospectus, Form 424(b)(3) (Aug. 4, 2022); International Flavors & Fragrances Inc., Final Prospectus, Form 424(b)(3) (Dec. 31, 2020); Apergy Corporation, Final Prospectus, Form 424(b)(3) (May 1, 2020); and Altra Industrial Motion Corp., Final Prospectus, Form 424(b)(3) (Aug. 28, 2018).

Company (“Weyerhaeuser”) in its exchange offer (the “Weyerhaeuser-Tri Pointe Exchange Offer”) with respect to the common stock of Weyerhaeuser Real Estate Company as part of a Reverse Morris Trust transaction involving Tri Pointe Homes, Inc. (the “Weyerhaeuser-Tri Pointe Pricing Mechanism”), (iii) CBS in its exchange offer (the “CBS-Outdoor Exchange Offer”) with respect to the common stock of CBS Outdoor Americas Inc. (the “CBS-Outdoor Pricing Mechanism”), (iv) Pfizer Inc. (“Pfizer”) in its exchange offer (the “Pfizer Exchange Offer”) with respect to the common stock of Zoetis Inc. (the “Pfizer Pricing Mechanism”), (v) Halliburton Company (“Halliburton”) in its exchange offer (the “Halliburton Exchange Offer”) with respect to the common stock of KBR, Inc. (the “Halliburton Pricing Mechanism”), (vi) Weyerhaeuser in its exchange offer (the “Weyerhaeuser-Domtar Exchange Offer”) with respect to the common stock of Domtar Corporation (the “Weyerhaeuser-Domtar Pricing Mechanism”), (vii) McDonald’s Corporation (“McDonald’s”) in its exchange offer (the “McDonald’s Exchange Offer”) with respect to the Class B Common Stock of Chipotle Mexican Grill, Inc. (the “McDonald’s Pricing Mechanism”), (viii) PPG Industries, Inc. (“PPG”) in its exchange offer (the “PPG Exchange Offer”) with respect to the common stock of Eagle Spinco Inc. as part of a Reverse Morris Trust transaction involving Georgia Gulf Corporation (the “PPG Pricing Mechanism”), and (ix) Kraft Foods Inc. (“Kraft”) in its exchange offer (the “Kraft Exchange Offer”) with respect to the common stock of Cable Holdco, Inc. as part of a Reverse Morris Trust transaction involving Ralcorp Holdings, Inc. (the “Kraft Pricing Mechanism”), all of which employed “Day 20” pricing mechanisms.5
The Danaher Exchange Offer, the Lilly Exchange Offer, the 3M Exchange Offer, the DuPont Exchange Offer, the Ecolab Exchange Offer, the Fortive Exchange Offer, the CBS-Entercom Exchange Offer, the Procter & Gamble-Coty Exchange Offer, the Lockheed Exchange Offer, the Baxter Exchange Offer, the GE Exchange Offer, the BMS Exchange Offer, the Procter & Gamble-Smucker Exchange Offer, the TDCC Exchange Offer, the Weyerhaeuser-Tri Pointe Exchange Offer, the CBS-Outdoor Exchange Offer, the Pfizer Exchange Offer, the Halliburton Exchange Offer, the Weyerhaeuser-Domtar Exchange Offer, the McDonald’s Exchange Offer, the PPG Exchange Offer and the Kraft Exchange Offer, are collectively referred to herein as the “Similar Exchange Offers.”
We believe that the Pricing Mechanism is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described in the Draft Registration Statement) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of Kenvue common stock receivable per share of J&J common stock tendered. This approach is identical to the pricing mechanisms in the Danaher, Lilly, 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS and Procter & Gamble-Smucker Exchange Offers, which build on the pricing mechanisms in the other Similar Exchange Offers and the other traditionally available pricing structures, including formula-based and “Dutch auction” structures previously approved by the Staff, and provides investors with advantages not available in those offers. In addition, the Pricing Mechanism adopts the simplified timetable and procedures used in the Danaher, Lilly, 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS and Procter & Gamble-Smucker Exchange Offers and by Lazard Freres & Co. (“Lazard”) in its offer (the “Lazard Offer”) and TXU Corp. (“TXU”) in
5 See The Dow Chemical Company (avail. Sept. 2, 2015); Weyerhaeuser Company (avail. June 26. 2014); CBS Corporation (avail. June 11, 2014); Pfizer Inc. (avail. May 22, 2013); Halliburton Company (avail. Mar. 21, 2007); Weyerhaeuser Company (avail. Feb. 23, 2007); McDonald’s Corporation (avail. Sept. 27, 2006); PPG Industries, Inc. (avail. Dec. 21, 2012); and Kraft Foods Inc. (avail. July 1, 2008).

its offer (the “TXU Offer”)6, thereby ensuring that investors have ample time to decide whether to tender or withdraw their shares of J&J common stock.
B.Fixed Exchange Ratios
The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than they would in an offer using the traditional pricing method of a fixed exchange ratio. In fixed ratio offers, the return to investors depends on the value at the time of expiration of the offer of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks at offer expiration are equal to their prices at the offer’s inception. Sophisticated investors may seek at the start of the offer to lock in the initial discount through a variety of trading strategies that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the stocks involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer’s inception. Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the offer’s end, which may not reflect the discount originally provided.
C.Formula-Based Exchange Ratios and Pricing Structures
For various reasons, including to mitigate the disadvantages of fixed ratio offers and to permit a more current market valuation of the securities involved in the exchange, market participants have sought, and the Staff has granted, relief under the tender offer rules when the exchange ratio is based on a formula using a trading specified period (typically 10 trading days).7 In Lazard, the first of these no-action letters, the Staff nonetheless required that the exchange ratio be set no later than the second full business day preceding the offer expiration. The Staff has extended the relief granted in Lazard to other circumstances involving formula-based pricing, but in many instances has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer. For example, the Staff permitted AB Volvo (“AB Volvo”) to set the redemption price for AB Volvo common stock using a formula based on volume-weighted average trading prices of that stock on the Stockholm Stock Exchange on three specified days during a three-week period ending two U.S. trading days before the expiry of the U.S. offer.8 Similarly, the Staff permitted TXU to purchase certain equity-linked securities for a price fixed at least two days prior to the offer expiration and indexed to the daily volume-weighted average price (or daily “VWAP”) of TXU’s stock for the 10-day period then ended.9
6 See Lazard Freres & Co. (avail. Aug. 11, 1995) and TXU Corporation (avail. Sept. 13, 2004).
7 Lazard Freres & Co. (avail. Aug. 11, 1995). See also BBVA Privanza International (Gibraltar) Limited (avail. Dec. 23, 2005); TXU Corporation (avail. Sept. 13, 2004); Epicor Software Corp. (avail. May 13, 2004); and AB Volvo (avail. May 16, 1997).
8 AB Volvo (avail. May 16, 1997).
9 TXU Corporation (avail. Sept. 13, 2004). See also, e.g., Epicor Software Corp. (avail. May 13, 2004) (permitting Epicor to determine the magnitude of an offer price adjustment by reference to the average closing price per share of Epicor common stock during the 10 trading-day period ending two trading days before expiration of the offer); BBVA Privanza International (Gibraltar) Limited (avail. Dec. 23, 2005) (permitting BBVA Gibraltar to price a tender offer for preference shares based on a stated fixed spread over yield on a specified benchmark U.S. Treasury security on the second business day immediately preceding the expiration of the tender offer period).

1. “Day 18” versus “Day 20” Pricing
Consistent with the formulas used in the Danaher, Lilly, 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS, Procter & Gamble-Smucker, Lazard, AB Volvo and TXU offers, the Pricing Mechanism uses an averaging period ending on and including the second trading day preceding the expiration date, providing for a two trading day window between pricing and offer expiration. This “Day 18” pricing reflects an effort to balance potentially conflicting considerations: on the one hand, the need for adequate dissemination of information about the absolute consideration being offered to investors and, on the other hand, the desire to minimize the artificially imposed exposure to market risk resulting from the imposition of an arbitrary time delay between pricing and offer expiration. The result is that the final exchange ratio in the Exchange Offer can and will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date. Johnson & Johnson also will announce at the same time whether the upper limit described in the Draft Registration Statement is in effect. To the extent feasible, Johnson & Johnson intends to announce the final exchange ratio (and whether the upper limit described in the Draft Registration Statement is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date. These disclosures will allow investors two full trading days to consider the final exchange ratio in the Exchange Offer and, if applicable, the upper limit in the Exchange Offer and decide to tender or withdraw at any time during that two-trading-day period.
2.Length of Averaging Period
Consistent with the Danaher, Lilly, 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS, Procter & Gamble-Smucker, TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, Halliburton, Weyerhaeuser-Domtar, PPG, Kraft and AB Volvo Pricing Mechanisms, the Pricing Mechanism uses a three-day averaging period. We believe that the 10-day averaging period used in the Lazard and TXU Offers is not as favorable to retail investors as the three-day averaging period incorporated in the Pricing Mechanism. The underlying policy favoring a longer pricing period is in principle that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors. A lengthy averaging period, however, increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the Pricing Mechanism—a result that could particularly adversely affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. The Pricing Mechanism uses more current pricing through a shorter averaging period, while still providing protection against the manipulation that could arise using “point in time” pricing, and thus should benefit investors as a whole.
The Pricing Mechanism enables investors to consider whether to accept or reject an exchange or tender offer based on a fixed dollar value of Kenvue common stock receivable per $100.00 of J&J common stock tendered (subject to the upper limit on the exchange ratio described above). “Day 18” pricing also provides that tendering holders will know prior to the last day of the Exchange Offer period the precise number of shares of Kenvue common stock they will receive per share of J&J common stock tendered. The Pricing Mechanism also offers significant advantages to investors in that it:
•minimizes the potential for pricing disparities between the announced ratio and the final ratio as occurs in offers using fixed and formula-based exchange ratios;
•is simple to understand, because it focuses on the relative value relationship between two stocks (the central consideration for investors);
•relies on more current information about the value of the stocks in question, because it uses a shorter averaging period, while at the same time incorporating protections against manipulation; and
•announces the final exchange ratio by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date (or, if feasible, on the evening of the second trading day immediately preceding the expiration date), allowing investors two full trading days to evaluate the Exchange Offer and decide whether to tender or withdraw their shares.
Practical experience also suggests that smaller investors have participated effectively in offers using market-based pricing and that they would readily understand the simpler and more intuitive pricing mechanism used in the Exchange Offer. While they arose in an employee compensation context, the issuer tender offers conducted by Comcast and Microsoft, among others,10 demonstrate that tens of thousands of individual investors—some with no remaining connection to the issuer—were able to evaluate market-based offers where the exchange ratio was not fixed at the start of the offer. It is noteworthy that neither employees nor former employees can be distinguished from other security holders in either their need for adequate and timely pricing information or their ability to analyze and act on market-based pricing. We also note that the Similar Exchange Offers were well oversubscribed. For example,
•the Danaher Exchange Offer was approximately 13-times oversubscribed (22,921,984 shares accepted for exchange out of the 304,607,504 shares validly tendered);
•the Lilly Exchange Offer was approximately 7-times oversubscribed (65,000,775 shares accepted for exchange out of the 467,055,775 shares validly tendered);
•the 3M Exchange Offer was approximately 13-times oversubscribed (15,989,536 shares accepted for exchange out of the 203,610,687 shares validly tendered);
•the DuPont Exchange Offer was approximately two-times oversubscribed (197,410,113 shares accepted for exchange out of the 368,655,051 shares validly tendered);
•the Ecolab Exchange Offer was approximately 20-times oversubscribed (4,955,552 shares accepted for exchange out of the 97,294,237 shares validly tendered);
10 See, e.g., Comcast Corp. (avail. Oct. 7, 2004) (permitting transfers of options, more than 85% of which were “out-of-the-money,” to a broker as part of an employee compensation mechanism, where the exact compensation to be paid to employees in respect of those options was determined after expiration of the transfer period); Microsoft Corp. (avail. Oct. 15, 2003) (similar option transfer program where all of the eligible options were “out-of-the-money”).

•the Fortive Exchange Offer was approximately 8-times oversubscribed (15,824,931 shares accepted for exchange out of 128,334,418 shares validly tendered);
•the CBS-Entercom Exchange Offer was approximately 9-times oversubscribed (17,854,689 shares accepted for exchange out of 161,855,335 shares validly tendered);
•the Procter & Gamble-Coty Exchange Offer was approximately 6.5-times oversubscribed (104,969,205 shares accepted for exchange out of 690,798,524 shares validly tendered);
•the Lockheed Exchange Offer was approximately 10-times oversubscribed (9,369,694 shares accepted for exchange out of 95,518,064 shares validly tendered);
•the Baxter Exchange Offer was approximately 24.5-times oversubscribed (11,526,638 shares accepted for exchange out of 283,708,484 shares validly tendered);
•the GE Exchange Offer was approximately 3-times oversubscribed (671,366,809 shares accepted for exchange out of 2,149,128,195 shares validly tendered);
•the TDCC Exchange Offer was approximately 5-times oversubscribed (34,108,738 shares accepted for exchange out of 161,106,659 shares validly tendered);
•the Weyerhaueser-Tri Pointe Exchange Offer was approximately 3.5-times oversubscribed (58,813,151 shares accepted for exchange out of 205,186,689 shares validly tendered);
•the CBS-Outdoor Exchange Offer was approximately 7-times oversubscribed (44,723,131 shares accepted for exchange out of 300,229,143 validly tendered);
•the Pfizer Exchange Offer was approximately 4-times oversubscribed (405,117,195 shares accepted for exchange out of 1,674,974,996 validly tendered);
•the PPG Exchange Offer was approximately 7-times oversubscribed (10,825,227 shares accepted for exchange out of 68,933,881 shares validly tendered);
•the BMS Exchange Offer was approximately 2-times oversubscribed (269,285,601 shares accepted for exchange out of 499,484,935 shares validly tendered);
•the Kraft Exchange Offer was approximately 12-times oversubscribed (46,119,899 shares accepted for exchange out of 568,543,287 validly tendered);
•the Procter & Gamble-Smucker Exchange Offer was approximately 12.5-times oversubscribed (38,652,878 shares accepted for exchange out of 484,121,230 shares validly tendered);
•the Weyerhaeuser-Domtar Exchange Offer was approximately 4.5-times oversubscribed (25,490,196 shares accepted for exchange out of 114,204,244 shares validly tendered); and
•the McDonald’s Exchange Offer was approximately 14-times oversubscribed (18,628,187 shares accepted for exchange out of 262,183,800 shares validly tendered).

The Pricing Mechanism is also consistent with the relief granted in Lazard and its progeny in all other material respects: (i) the value relationship expressed as a ratio of a specified dollar value of Kenvue common stock for each $100.00 worth of J&J common stock is fixed and remains constant during the Exchange Offer (subject to the limit on the exchange ratio described above), such that holders will be able to determine the value they will receive in consideration for tendering their shares; (ii) the final exchange ratio is based on readily observable average trading prices for securities listed on national securities exchanges over a specified period; (iii) Johnson & Johnson will issue a press release announcing the final exchange ratio by 9:00 a.m. on the trading day immediately preceding the expiration date (or, if feasible, on the evening of the second trading day immediately preceding the expiration date) and will file an amendment to its Schedule TO on the same day setting forth the final exchange ratio and including the press release as an exhibit, thus allowing investors two full trading days to consider the final exchange ratio and decide to tender or withdraw; and (iv) holders of J&J common stock can also contact Johnson & Johnson’s information agent at a toll-free number, as disclosed in the Draft Registration Statement, and access a website, each of which will provide trading information relevant to pricing, including (a) indicative exchange ratios prior to the announcement of the final exchange ratio, enabling shareholders to predict whether the final exchange ratio will make participation in the offer economically beneficial for them and (b) the final exchange ratio, once it has been publicly announced.
D.The Number of Shares of J&J Common Stock Sought in the Exchange Offer
Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) of the Exchange Act prohibit an issuer from changing the percentage of the class of securities being sought (provided that acceptance for payment of an additional amount of the shares not to exceed two percent of outstanding shares shall not be deemed to be an increase in the percentage of the class of securities being sought) unless the exchange offer remains open for at least 10 business days from the date the change is announced. Subject to the last sentence of this paragraph, the Draft Registration Statement clearly and unambiguously discloses that the maximum number of shares of J&J common stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Kenvue common stock being offered by Johnson & Johnson (i.e., 1,533,830,450 shares) divided by the final exchange ratio (which will be subject to the upper limit). If a greater number of shares of J&J common stock are validly tendered and not validly withdrawn, then those tendered shares would be subject to proration as described in the Draft Registration Statement.11 If a lesser number of shares of J&J common stock are validly tendered and not validly withdrawn, then subject to the satisfaction, or when permissible waiver, of the conditions of the Exchange Offer, including the minimum tender condition, Johnson & Johnson will accept the shares so tendered. As described in the Draft Registration Statement, if the Exchange Offer is oversubscribed, pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b), Johnson & Johnson may decide to accept up to an additional 182,329,550 shares of Kenvue common stock (such amount, the “De Minimis Increase Amount”), which constitutes all of Johnson & Johnson’s remaining interest in Kenvue, in exchange for an additional number of shares of J&J common stock, so long as such additional number of shares is less than 2% of the total outstanding shares of J&J common stock, without extending the Exchange Offer period.
11 This is similar to the scenario faced in the Citizens Republic Bancorp, Inc. exchange offer, where, because the percentage of securities accepted was dependent on the average VWAP of the subject securities (and the resulting exchange ratios) as well as the percentage of the securities of each class validly tendered, the issuer was unable to specify the exact percentage of the securities being sought. See Citizens Republic Bancorp (avail. Aug. 21, 2009).

As in the Danaher, Lilly, 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Baxter, GE, BMS, Procter & Gamble-Smucker, TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, Kraft, Halliburton, Weyerhaeuser-Domtar, PPG and McDonald’s Exchange Offers, Johnson & Johnson believes that defining the amount of securities Johnson & Johnson may accept in the Exchange Offer in accordance with the above, which is clearly and unambiguously described in the Draft Registration Statement, is consistent with the regulatory, disclosure and investor protection objectives of Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Exchange Act, is not coercive or unfair and should be permitted. In this regard, we note:
•The method by which the actual number of shares of J&J common stock that Johnson & Johnson will accept in the Exchange Offer, as well as the upper limit of the exchange ratio, are described in detail in the Draft Registration Statement and will be made available to all holders of J&J common stock in a clear, easy to understand manner. We do not believe that the application of that method at the expiration of the Exchange Offer is a “change” in the percentage of the securities being sought.
•We believe the disclosure in the Draft Registration Statement fully defines the material terms and features of the Exchange Offer as required by Item 4 of Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), and by Item 4 of Schedule TO (including Item 1004(a) and (b) of Regulation M-A referenced therein).
•We believe the Draft Registration Statement clearly details that if, upon the expiration of the Exchange Offer, Johnson & Johnson shareholders have validly tendered more J&J common stock than Johnson & Johnson is able to accept for exchange, Johnson & Johnson will accept for exchange J&J common stock validly tendered and not validly withdrawn by each tendering shareholder on a pro rata basis (other than with respect to odd-lot holders as described in the Draft Registration Statement). Therefore, in the Exchange Offer, Johnson & Johnson will accept for exchange all shares of J&J common stock validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer, at the exchange ratio to be determined in accordance with the Pricing Mechanism, but subject to proration.
•Because the aggregate number of shares of Kenvue common stock to be exchanged in the Exchange Offer is fixed, subject to Johnson & Johnson’s right to accept additional shares of Kenvue common stock up to the De Minimis Increase Amount, Johnson & Johnson shareholders will also be able to calculate the preliminary number of shares of J&J common stock to be exchanged if the Exchange Offer is fully subscribed based on the pricing-related information set forth in the Draft Registration Statement, as well as the indicative and final exchange ratios that will be made available through the information agent’s toll-free telephone number and provided on Johnson & Johnson’s dedicated website for the Exchange Offer, as described in the Draft Registration Statement.
•Pursuant to Rule 13e-4 under the Exchange Act and Rule 162 under the Securities Act, Johnson & Johnson will provide withdrawal rights and allow withdrawals until the expiration of the Exchange Offer.
•Johnson & Johnson will announce the final exchange ratio by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration of the Exchange Offer (or, if feasible, on the evening of the second trading day immediately preceding the expiration date), allowing investors two full trading days to consider the final exchange ratio and decide to tender or withdraw their shares of J&J common stock.
We understand that, pursuant to Rule 13e-4(e)(3), if there is a change in the Pricing Mechanism and/or the upper limit, then such change would be viewed as change in the amount of securities sought, thus requiring that at least 10 business days remain in the Exchange Offer period following the announcement of such change.
E.Other Precedent
The Staff also has an established interpretation of its tender offer pricing rules to permit modified Dutch auction tender offers, although these offers do not provide security holders with the final offer price until offer expiration, subject to certain conditions. We believe that the Pricing Mechanism is consistent with the Staff’s position on Dutch auction tender offers and, indeed, provides certain advantages to investors. Like modified Dutch auction offers, (i) the Exchange Offer will provide for pro rata acceptance throughout the offer with all securities participating equally in prorationing; (ii) withdrawal rights will exist throughout the offer period; (iii) there will be prompt announcement of the final exchange ratio; and (iv) the offeror will exchange all accepted securities at the highest consideration paid to any security holder under the offer.12 Unlike the Pricing Mechanism, however, Dutch auction pricing provides significantly less visibility to investors about the value they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes. Indeed, we believe that this disadvantage of Dutch auction pricing in part led to the need for the relief granted in the case of “Day 18” and “Day 20” pricing constructs.13
Consistent with the Similar Exchange Offers, Johnson & Johnson has not incorporated a minimum exchange ratio because it believes it could result in a windfall to tendering shareholders. Indeed, incorporating a minimum exchange ratio in the Pricing Mechanism does not correlate to the low end of the range specified in a Dutch auction, where the final exchange ratio is determined independently of the values of the stocks in question based on investor indications of interest in a process that is not transparent to the market generally.
F.Similarities and Differences from Precedent
1.Final Exchange Ratio Timing and Disclosure
The Pricing Mechanism is consistent with the Danaher, Lilly, 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Baxter, GE, BMS, Procter & Gamble-Smucker, AB Volvo, TXU and Lazard offers, but differs from the pricing mechanisms used in the TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, PPG, Kraft, Halliburton, Weyerhaeuser-Domtar and McDonald’s Exchange Offers. Whereas in the TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, PPG, Kraft, Halliburton, Weyerhaeuser-Domtar and McDonald’s Exchange Offers, the per-share values of underlying stocks were determined by reference to the daily VWAP of each stock during an averaging period ending on and including the expiration date of the exchange offer, the averaging period will end on and include the second trading day preceding the expiration date, allowing investors two full trading days to consider the final
12 SEC Rel. No. 33-6653 (July 11, 1986).
13 See Lazard Freres & Co. (avail. Aug. 11, 1995).

exchange ratio in the Exchange Offer and decide to tender or withdraw at any time during that two-day period.
2.Proxy Pricing
Consistent with the Danaher, Lilly, Baxter, GE, CBS-Outdoor, Pfizer, BMS, Halliburton and McDonald’s Exchange Offers, no proxy is used to determine the value of Kenvue common stock whereas in the 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Lockheed, TDCC, Weyerhaeuser-Tri Pointe, Procter & Gamble-Smucker, PPG, Kraft and Weyerhaeuser-Domtar Pricing Mechanisms the value of the distributed shares was determined by reference to the trading data for an acquiring company. Because the Kenvue common stock is already listed and traded on the New York Stock Exchange, no proxy is required to determine the value of the Kenvue common stock. As a result, the IPO-Split structure of this transaction is actually simpler than the structure used in certain of the RMT-Split transactions, because both J&J and Kenvue common stock are listed and traded on the New York Stock Exchange.
3.Averaging Period
The Pricing Mechanism is consistent with the Danaher, Lilly, 3M, DuPont, Ecolab, Fortive, CBS-Entercom, Procter & Gamble-Coty, Lockheed, Baxter, GE, BMS, Procter & Gamble-Smucker, TDCC, Weyerhaeuser-Tri Pointe, CBS-Outdoor, Pfizer, PPG, Kraft, Halliburton and Weyerhaeuser-Domtar Pricing Mechanisms in that the exchange ratio of the Exchange Offer is based on a three-day averaging period, while in the McDonald’s Exchange Offer the exchange ratio was based on a two-day averaging period and in the TXU and Lazard Offers the exchange ratio was based on a 10-day averaging period.
G.Conclusion
The Pricing Mechanism is consistent with the CBS-Entercom Exchange Offer, in which the Staff noted “an issuer or its affiliate seeking to conduct such an exchange offer would not need a no-action response from the Division”. The Pricing Mechanism is also consistent with other prior RMT-Split transactions and IPO-Split transactions, including transactions following the issuance of the CBS-Entercom Staff response, which have not sought no-action relief.14 In particular, consistent with the CBS-Entercom Exchange Offer, we note:
•Johnson & Johnson’s disclosure of a specified dollar value of Kenvue common stock that tendering Johnson & Johnson security holders will receive in exchange for a dollar value of tendered J&J common stock (subject to an upper limit on the exchange ratio);
•the Pricing Mechanism for determining the number of shares of Kenvue common stock to be received in exchange for shares of J&J common stock will be disclosed in the tender offer materials disseminated to security holders;
14 The parties to the following transactions, each of which occurred since the issuance of the CBS-Entercom Staff response, did not seek no-action relief: (1) in the IPO-Split context, the Danaher Exchange Offer and the Lilly Exchange Offer and (2) in the RMT-Split context, the 3M Exchange Offer, the DuPont Exchange Offer, the Ecolab Exchange Offer and the Fortive Exchange Offer.

•the Pricing Mechanism will remain constant throughout the duration of the Exchange Offer, and if there is a change in the Pricing Mechanism, the Exchange Offer will remain open for at least ten business days thereafter;
•Johnson & Johnson will publish any change in the Pricing Mechanism (including any change to the upper limit on the exchange ratio) in a press release and either in a Securities Act Rule 425 filing pursuant to Securities Act Rule 165 or in a prospectus pursuant to Securities Act Rule 424, as appropriate, with the press release also being included in an amendment to Johnson & Johnson’s Schedule TO to be filed in connection with the Exchange Offer;
•Johnson & Johnson will provide a website and a toll-free number that its security holders can use to obtain daily indicative exchange ratios and, after announcement of the final exchange ratio, the final exchange ratio (including whether the upper limit to the exchange ratio is in effect);
•Johnson & Johnson will publish the final exchange ratio (including an announcement regarding whether the upper limit to the exchange ratio is in effect) in a press release and on the website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date (or, if feasible, on the evening of the second trading day immediately preceding the expiration date), file the information as a Rule 425 filing pursuant to Rule 165 or as part of a prospectus filed pursuant to Rule 424, as appropriate, and file an amendment to its Schedule TO on the same date setting forth the same information;
•Johnson & Johnson will make available forms of notice of guaranteed delivery and a notice of withdrawal in its printed materials and on the website, and will disclose the procedures for after-hours tenders and withdrawals, including the times and methods by which tenders and withdrawals must be made;
•J&J common stock and Kenvue common stock are listed on the New York Stock Exchange; and
•Because Kenvue common stock is traded on the New York Stock Exchange, a proxy for the appropriate trading price of Kenvue common stock is not necessary.
Although the Exchange Offer is not in the context of a Reverse Morris Trust transaction, we do not believe there is any reason to distinguish between an IPO-Split transaction and an RMT-Split transaction. In fact, an IPO-Split transaction is simpler and poses less risks, as there is not a third party involved like in an RMT transaction and the Splitco in an IPO-Split already has stock that is listed and traded on a national securities exchange.

If you have any questions or comments with respect to this matter, please do not hesitate to contact me at (212) 474-1007. Thank you for your time and consideration.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani